KBL Merger Corp. IV
527 Stanton Christiana Rd.

Newark, DE 19713

By Electronic Mail Only

March 7, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Russell Mancuso

Re:	KBL Merger Corp. IV

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted January 19, 2017

CIK No. 0001690080

Dear Mr. Mancuso:

On behalf of KBL Merger Corp. IV, a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 3, 2017, regarding the Draft Registration Statement on Form S-1 filed with the Commission on January 19, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Prospectus Cover

1.	Please apply prior comment 1 to your disclosure of the title of the warrants on your prospectus cover.

We have revised the title of the warrants on the prospectus cover.

Summary, page 1

2.	We note your response to prior comment 3. Please ensure that your disclosure regarding the experience of your management is balanced and complete. For example, it is unclear why you do not address KBL Acquisition IV, Atlantic Alliance Partnership Corp.’s extended liquidation date and the status of its announced acquisition, or Mr. Klein’s current role with Atlantic Alliance Partnership Corp.

For the Staff’s information, we believe that the disclosure regarding out management is balanced and complete in all material respects. Mr. Klein is no longer a director nominee of the Company. Therefore, all references to Mr. Klein and Atlantic Alliance Partnership Corp. have been removed from the Registration Statement. We believe that KBL Acquisition IV is not material to investors because the company never even launched its initial public offering.

Units page, 10

3.	Please expand your response to prior comment 5 to clarify how the allocation of founder shares is a “result” of the underwriters’ participation in the private placement. Ensure that the purpose of this transaction is clear from your disclosure. Also, tell us (1) whether any other owners of your sponsor similarly receive your shares in connection with the private placement, (2) whether the underwriters retain their ownership interest in your sponsor after the business combination, (3) how the underwriters will allocate their ownership interest in your sponsor among all underwriters of your public offering, and (4) whether the underwriters will be subject to the same agreements and restrictions regarding your founder shares as your founders, including those restrictions that continue after the business combination like those described on page 14.

For the Staff’s information, we have revised the disclosure in footnote (1) and on pages 40, 106, 128 and 131 of the prospectus in response to the Staff’s comment to clarify that the separate private placement of membership interests in the sponsor is not a result of, but rather in conjunction with, the private placement of units.

(1) No other owners of the sponsor will receive founder shares in the private placement transactions with the underwriters or their designees. The Company’s officers, directors and director nominees and certain passive individual investors in the sponsor do not beneficially own any shares of the Company’s common stock. However, they have pecuniary interests in shares of the Company’s common stock through their current ownership of membership interests of the sponsor. (2) As previously disclosed, the sponsor will distribute the founder shares to the underwriters or their designees at or around the time of the closing of the initial business combination for no additional consideration. Upon receipt of the founder shares, the underwriters or their designees will no longer retain their ownership interests in the sponsor. (3) The underwriters will allocate their aggregate ownership interests in the sponsor, representing pecuniary interests in 260,000 founder shares (or 290,000 founder shares if the over-allotment option is exercised in full), among the underwriters in the public offering so that Ladenburg Thalmann & Co. Inc. or its designee will purchase a membership interest representing a pecuniary interest in 125,000 founder shares (or 143,750 founder shares if the over-allotment option is exercised in full) and B. Riley & Co., LLC or its designee will purchase a membership interest representing a pecuniary interest in 135,000 founder shares (or 146,250 founder shares if the over-allotment option is exercised in full). (4) The underwriters and their designees will be subject to the same agreements and restrictions regarding the founder shares as the founders, including those restrictions that continue after the initial business combination like those described on page 14. For the Staff’s information, we have also revised the disclosure on pages 13, 17, 20, 21, 24, 44, 55, 78, 79, 81, 84, 104, 109, 110 and 131 to clarify that the underwriters will be subject to the same agreements and restrictions regarding the founder shares as the founders.

Redemption of warrants

4.	We note your response to prior comment 6. If you may redeem the warrants when a holder may not exercise those warrants, please highlight this fact clearly and directly.

For the Staff’s information, the Company may not redeem the warrants when a holder may not exercise such warrants.

Conditions to completing our initial business combination, page 16

5.	We will continue our evaluation of your responses to prior comments 8, 17 and 18 after you file your amended and restated certificate of incorporation mentioned in your responses.

For the Staff’s information, we intend to file the Company’s amended and restated certificate of incorporation as soon as possible.

We may not be able to complete, page 28

6.	Please reconcile your response to prior comment 10 with your disclosure here that the 24-month period is an agreement among the parties.

We have revised the disclosure on page 27 in response to the Staff’s comment.

You will not have any rights, page 29

7.	We note your response to prior comment 13; however, the penultimate sentence of this risk factor appears to be inconsistent with the second sentence under the caption “Amended and Restated Certificate of Incorporation” on pages 85 and 117 and clause (iii) in your response to prior comment 17. Please clarify.

We have revised the disclosure on pages 15, 28, 53, 54 and 89 in response to the Staff’s comment.

The provisions of our amended and restated certificate of incorporation, page 44

8.	Please tell us whether the charter provisions that you cite in response to prior comment 17 can be amended without providing investors an opportunity to receive their portion of the amount in the trust.

We have revised the disclosure on pages 15, 28, 53, 54 and 89 in response to the Staff’s comment. For the Staff’s information, the relevant provisions of the Company’s amended and restated charter may not be amended without providing investors an opportunity to receive their portion of the amount in the trust.

The underwriting agreement, page 45

9.	We note that this added risk factor mentioned in your response to prior comment 18 addresses only revisions to underwriting agreement. Please expand your response to that comment to address other material disclosed pre-business combination activity that is not governed by your charter and may be changed without the consent of your shareholders. We note for example the other agreements mentioned in your exhibit index.

We have revised the disclosure on page 44 in response to the Staff’s comment.

Directors and Executive Officers, page 94

10.	Please clarify the last sentence of your response to prior comment 22 regarding the consistency of the information in this section and the information in the table on page 102. We note for example the reference on page 102 to KBL SBIC, but you do not address in this section when your CEO was affiliated with that entity, and we note that page 102 does not refer to Atlantic Alliance Partnership.

For the Staff’s information, the legal name of KBL SBIC is KBL Healthcare LP. We have revised the table on page 101 accordingly. As noted above, Mr. Klein is no longer a director nominee of the Company.

11.	Please provide all information requested by prior comment 24 for all entities that have or had a purpose of engaging in a business combination and that were, at the time of having that purpose, affiliated with any of your executive officers and directors. Include for example, the current trading market of post-combination entities, and information regarding entities affiliated with Mr. Klein.

As noted above, Mr. Klein is no longer a director nominee of the Company.

Scientific and Advisory Board, page 96

12.	We not your response to prior comment 23. If the individuals in this section have no arrangement to provide services to you and have no obligations or duties to you, it is unclear why it is appropriate to highlight them in your prospectus summary. Where you elect to address the advisory board elsewhere in your prospectus, ensure that the disclosure makes clear, if true, that members have no obligation to provide you any advice or services. Also ensure that the information that you provide regarding the advisory board members is balanced. For example, we note your disclosure of the dollar amount of assets managed by a member and the dollar amount of an acquisition involving another member but you do not mention losses or deficits incurred by companies affiliated with the members.

We have revised the disclosure on pages 4, 67 and 95 in response to the Staff’s comment.

13.	Please expand your response to the last sentence of prior comment 23 to provide us all information not currently in your prospectus that would be required by Regulation S-K Item 401(c) regarding your advisory board members if you had concluded that Item 401(c) applied to those members.

We have revised the disclosure on pages 95 and 96 in response to the Staff’s comment.

Redeemable Warrants, page 112

14.	Please expand your response to prior comment 25 to show us clearly (1) how a transaction could occur under the other terms of the warrant without providing holders “full potential value of the warrants” and (2) how the exercise price reduction provides compensation in an amount that is related to the value that holders would not otherwise receive.

We have complied and revised the disclosure on page 114. An example of a transaction where the warrant price would be reduced according to this formula would be one in which the successor entity’s common stock following a combination with the Company would be in a private company where no quoted market price is available through either its listing on a national securities exchange or through the quote of an established over-the-counter market. In such situations, warrant holders would otherwise forgo the future option value of the warrant since they are required to exercise within 30 days of the event. The option value portion of the warrant value would be deducted from the exercise price in such situations to account for this loss in option value.

[signature page follows]

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Marlene Krauss
Marlene Krauss

cc:	Ellenoff Grossman & Schole LLP
Holland & Knight LLP

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